Mail Stop 3010

November 3, 2009

Via U.S. Mail and Facsimile (972) 3.607.5556

Mr. Rinat Remler
Vice President and Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

>   **Re: Elron Electronic Industries Ltd.**
>   **Form 20-F for fiscal year ended December 31, 2008**
>   **Filed June 29, 2009**
>   **File No. 0-11456**

Dear Mr. Remler:

We have reviewed your response letter dated September 17, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 18. Financial Statements

Given Imaging Ltd. and its Subsidiaries

Note 1 – Organization and Summary of Significant Accounting Policies

H. Marketable Securities, page 10

1.   We note your response to our prior comment six. Please explain to us how the balances disclosed in footnote 1H to the consolidated financial statements for Given Imaging LTD and its Subsidiaries for 2008 reconcile to the Short-term investments and Marketable securities line items disclosed in the Consolidated Balance Sheets on page 3. Additionally, please confirm for us that all of your investments accounted for under SFAS 115 have been classified as available for sale securities as of December 31, 2008.

Item 19. Exhibits, page 126

2.   We note your response to our prior comment seven in your letter dated September 17, 2009 that you will file the loan agreements and/or English summaries thereof. Please file these agreements as soon as possible. If you file English summaries, please confirm that such agreements will be filed in accordance with Exchange Act 12b-12(b) and that your business is not substantially dependent on such agreements.

General

3.   Please provide a statement regarding the company's awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934, signed by an appropriate officer of the company, as requested below.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Jennifer Gowetski, Senior Counsel, at 202.551.3401 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant